EX VENTURE INC.

2021 Report

Dear investors,

The Company was founded in late 2021 and the Business started to be established in early 2022. We succeeded with our first investment in growing an impact real estate project, that is now growing very fast and hopefully will be the foundation of the long-term growth of the company. The positive impact was made possible by having an extremely lean operation, not paying salaries, etc. in the long run additional revenue and investment will advance the company.

We need your help!

Investors are welcome to serve as Brand Ambassadors as well. The Company is still in its early phases and needs to find customers for the target projects as well as additional investors. Simple recommendations and sharing of the story are extremely helpful. We are also looking for additional hirings, and or volunteers for our impact projects, which could come from our investor network.

Sincerely,

Julien Uhlig

CEO AT EX VENTURE INC.

Our Mission

Within the next five years, we are looking to reach $500 Mil. Valuation based on ongoing cash flow. A combination of Service Payments, Rentals, Sales, and Services in a globally diversified portfolio.

See our full profile

How did we do this year?

Report Card

A+

The Good

The Company was successfully able to generate income from consulting services.

The Company was able to develop a major real estate project to the point of sale, benefiting from a significant rise in value.

The company was able to facilitate the signing of a major contract for EX Zero Carbon, adding to the company's valuation.

The Bad

Due to the lack of management staff, some retainer-based contracts could not be extended.

The development of Gemini One has been slower than anticipated.

Due to limitations in funding, certain hirings of key positions had to be delayed.

2021 At a Glance

January 22 to December 31

$0
Revenue

-$500
Net Loss

$0
Short Term Debt

$92,496
Raised in 2021

$96,855
Cash on Hand
As of 09/14/22

We ❤ Our 95 Investors

Thank You For Believing In Us

Jamail Bogany
Mohammad Rezaul Karim
Harriet F
Clinton Noel Foster, SR
Khuzema A. Savai
Adam Bhakrani
Kelvin Cox
Michael Teske
Amy M Daugherty
Laura A Hameed
Shon Cameron Fleming
Mark Arruda
Shelby Thuruthumalil
Mike Mutto
Herman Venter
Shari Johnson
Erick Barraza
Peter F Cikalo
Stijn De Wijs
Jason Wilson
Carlos Barron
Eric Williams
Eileen GRAF
Jason Rigby
Srini Kottakota
Eugene Mc Elroy
Geogy Philip
Benjamin Gallegos
Craig J. Vom Lehn
Debra Farber
Muthu SANKARAN
Lorraynne Pereira Ribeiro
Christian Verwiebe
Valerie Stokes
Donald Rubabaza Bahizi
Brian Lallement
William Adams
Antonio San Martin
Arlene Ritchie
Christian Fioravanti
Allen Green
Paul Lee
Srinivas Gadiraju
Sajad Zalzala
David Michael Brown
Danilo Torres
Héctor Casillas
Virginia Carlson
Peter J Larson
Yogendre Kumar Patel
Ankur Patel
Khamor Johnson-Bey
Alisa Castillo
Deborah Shackelford
Salvatore Pepe
William Johnson, IV
Anthony J. Giordano
Shaunya Boddie
Oghenerukevwe Leko
Alan A Flett
Roderick Herron
Talitha Morton
L N Wrisley Jr & M L Wris...
Arthur McCall
David Elter
Christopher Goggin
Blagovest Nachev
Jonathan Hacker
Jason Bryant
Kirit K Patel
Sadhasivaraj Nadarajan ...
Yoav Getzler
Sir Goat
Matthieu Jacquier
Nobis Sol-Akubude
Girish Amin
Edward Kelly Medlock
Alan GREGORY
Faustina Iroha
Waqar Rizvi
Elizabeth Bina Ritter
Roy Johansson
Roy G Compton
Dominick Savillo
Donan Akplogan
David Brown
Oscar Ghelber
Isaiah Immanuel Fountai...
Marc Wüerttemberger
Richard Campbell
Vijay Mali
Michael Clancy
Jeff Sendbo
Abdulla Alzaabi
Felix Vayssieres

Thank You!

From the EX VENTURE INC. Team


e×venture

Julien Uhlig
CEO AT EX VENTURE INC.



Ethan Auguste
Chief Community Builder

As the Founder of Thrive International, Ethan has been building Artist and Creative Communities worldwide.



Jacopo Natali
LIV LIFE Community Creator

Financial Journalist and Change-Maker. Contributor for all significant financial publications such as Forbes and Al Jazeera. A lead influencer in the Digital Nomad Community.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Julien Uhlig	CEO @ EX Venture	2021

Officers

OFFICER	TITLE	JOINED
Julien Uhlig	CEO	2021

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Julien Uhlig	15,000,000 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2021	$92,496		4(a)(6)
01/2022	$500		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	Julien Uhlig
Amount Invested	$500,000
Transaction type	Loan
Issued	12/31/2021
Outstanding principal plus interest	$500,000 as of 09/2022
Interest	0.0 per annum
Maturity	12/31/2023
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Revolving line of credit from the founder.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	141,038	141,038	No
Common Stock	50,000,000	15,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

COVID-19 can materially impact our business.

It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

The nature of the business shall be to engage in any and all lawful activity permitted by the laws of the State of Florida and desirable to support the continued existence of the corporation, provided, however, that 1) the corporation shall engage primarily in the business of providing consulting and advisory services and 2) the corporation will not engage, or propose to engage, primarily in the business of investing, reinvesting, owning, holding or trading in securities and it will not own or propose to acquire investment securities (as defined in Section 3(a)(2) of the Investment Company Act of 1940) having a value exceeding 40 percent of the value of its total assets, exclusive of government securities and cash items, on an unconsolidated basis.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company only has a small staff number and is heavily dependent on the experience and founder Julien Uhlig, in case of health issues, death and other caused limiting Julien's ability to manage the company will negatively affect the company.

EX Venture Inc. invests in ideas in very competitive market fields, there is a high risk that portfolio companies will not be successful.

Julien Uhlig is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Ex Venture Inc. has limited capital, it is possible that progress will not be achieved based on underfunding.

EX Venture is a new company. The success of the company is highly dependent on the growth of its portfolio companies.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

EX Venture Inc.

- Florida Corporation
- Organized January 2021
- 4 employees

13314 E Las Olas Blvd. #727
Fort Lauderdale FL 33301

http://www.exventure.co/

Business Description

Refer to the EX VENTURE INC. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

EX VENTURE INC. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late to file an annual report.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

Wefunder is a Public Benefit Corporation.
We're here to fix capitalism.

2012-2021 IMPACT REPORT

Our Story

Jobs

Blog

Press

Get $2500

Investor FAQ

Founder FAQ

Guides

Support

App Store

Google Play

Wefunder means Wefunder Inc and its wholly owned subsidiaries: Wefunder Advisors LLC and Wefunder Portal LLC. This page is hosted by Wefunder Inc.

Wefunder Portal LLC is a member of the Financial Industry Regulatory Authority.
Investing on Wefunder is risky. Don't invest more than you can afford to lose.

IMPORTANT DISCLOSURES TERMS PRIVACY

English